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                                                  Filed by i2 Technologies, Inc.

                           Pursuant to Rule 425 under the Securities Act of 1933
                                 and deemed filed pursuant to Rule 14a-12 of the
                                                 Securities Exchange Act of 1934

                                       Subject Company: Aspect Development, Inc.
                                                   Commission File No: 000-20749


May 5, 2000

This filing amends certain information contained in the documents filed with the Securities and Exchange Commission pursuant to Rule 425 by i2 Technologies, Inc. ("i2") on: March 13, 2000; March 14, 2000; March 17, 2000; April 19, 2000; April
20, 2000; and May 4, 2000.

This filing contains additional information regarding individuals who may be deemed to be participants in the solicitation of proxies from i2 stockholders in favor of the issuance of shares of i2 common stock pursuant to the terms of a merger agreement between i2 and Aspect. Except as noted below, the remainder of the content in the previously-mentioned filings remains the same.

                                    *********

i2 will be, and certain other persons named below may be, soliciting proxies from i2 stockholders in favor of the issuance of shares of i2 common stock pursuant to the terms of the merger agreement. The directors and executive officers of i2 and the directors and executive officers of Aspect may be deemed to be participants in i2's solicitation of proxies.

The following are the directors and executive officers of i2: Sanjiv S. Sidhu (Chairman of the Board and Chief Executive Officer), Harvey B. Cash (Non-Employee Director), Thomas J. Meredith (Non-Employee Director), Sandeep R. Tungare (Non-Employee Director), Gregory A. Brady (President), William M. Beecher (Executive Vice President and Chief Financial Officer), Hiten D. Varia (Executive Vice President and Chief Delivery Officer), Reagan L. Lancaster (Executive Vice President, Worldwide Sales) and Pallab Chatterjee (Chief Operating Officer).

The following are the directors and executive officers of Aspect: Romesh T. Wadhwani (Chairman of the Board and Chief Executive Officer), Robert L. Evans (President and Chief Operating Officer), Steven Goldby (Non-Employee Director), Dennis Sisco (Non-Employee Director), James Althoff (Executive Vice President and Chief Technical Officer), David S. Dury (Senior Vice President and Chief Financial Officer), David Horne (Senior Vice President, eCSM Business Unit), Peter Ryan (President, Europe Operations), Douglas Castek (Vice President, Process and Service Business), Donald Tomkinson (Vice President, High Tech and Industrial Sales) and Dale Hopkins (Vice President and General Manager, Content Business).

In addition, Georgeson Shareholder Communications Inc. will be soliciting proxies on behalf of i2 from i2 stockholders in favor of the issuance of shares of i2 common stock pursuant to the terms of the merger agreement.